UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

New Japan Radio Co., Ltd.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Nisshinbo Holdings Inc.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Nisshinbo Holdings Inc. Attn: Hiromu Okazaki 2-31-11, Ningyo-cho, Nihonbashi, Chuo-ku, Tokyo 103-8650, Japan +81-3-5695-8833
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice Regarding Execution of Share Exchange Agreement Concerning Nisshinbo Holdings Inc. Making New Japan Radio Co., Ltd. a Wholly-Owned Subsidiary

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Nisshinbo Holdings Inc. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated May 11, 2018.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nisshinbo Holdings Inc.

By:	/s/ Takayoshi Okugawa
Name:	Takayoshi Okugawa
Title:	Director, Executive Managing Officer

Date:  May 11, 2018